EXHIBIT 99.1

Alpha Compute Corp. Signs Agreement with AI Platform to deliver Compute via its ALPHA-02 Cluster in Sweden, with a total value of $71.9 Million

The Master Services Agreement is expected to add $24 million in new annual contracted revenue bringing the Company’s projected annual revenue to $47 million.

DOVER, Delaware, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP) ("Alpha Compute" or the "Company"), a vertically integrated leader in Sovereign Super Intelligence, today announced the signing of a binding contract on September 30, 2026 for its ALPHA-02 cluster, delivering a state-of-the-art high density NVIDIA B300 GPU deployment located in a 100% hydropowered data center in Sweden.

The ALPHA-02 cluster delivers next-generation NVIDIA B300 compute capacity, purpose-built to accelerate high-density AI training and inference workloads. Securing this binding offtake agreement ahead of the cluster's full deployment secures long-term utilization and highlights the sustained, escalating enterprise demand for sovereign, high-performance computing.

"Signing this agreement reflects our commitment to working closely with our clients to deliver tailored high-performance compute solutions that meet every technical and operational requirement," said Yury Mitin, Chief Business Development Officer at Alpha Compute.

"Signing two major contracts over the past two quarters highlights the tremendous dedication and operational excellence of our team and key partners," said Brittany Kaiser, Chief Executive Officer. "By combining seamless delivery with deep technical capabilities, we ensure our clients receive the enterprise-grade performance and reliability required for their most demanding AI workloads."

About Alpha Compute Corp.
Alpha Compute Corp. (Nasdaq: ALP) is a vertically integrated technology company delivering High Performance Computing (HPC) and AI Confidential Compute. Alpha Compute’s mission is to empower clients, subsidiaries, and partners across critical sectors, including finance, defense, intelligence, and media with the essential framework required for secure, confidential computing environments. Alpha Compute operates globally with offices in New York, Los Angeles, Miami, Amsterdam, and Toronto. Alpha Compute is a proud founding partner of the Right2Compute Coalition.

For more information, please visit www.alphacompute.ai or www.right2compute.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "projects," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements. Forward-looking statements in this release include, without limitation, statements regarding the expected revenue, financial projections, and economic impact of the ALPHA-02 offtake agreement; the anticipated timeline, performance, and capabilities of the ALPHA-02 and ALPHA-01 clusters; expected enterprise demand for high-density AI compute capacity; and Alpha Compute’s broader expansion and operational strategy across North America and Europe.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Risks include, but are not limited to: supply chain disruptions affecting hardware delivery and deployment; changes in enterprise demand for AI computing; delays in infrastructure buildouts; regulatory developments regarding AI and data sovereignty; and general economic conditions. Alpha Compute expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Investor & Media Contact
Alpha Compute Corp.
ir@alphacompute.ai
www.alphacompute.ai

ir@alphacompute.ai